Exhibit 2
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FOR IMMEDIATE RELEASE                                            30 January 2007


                              WPP GROUP PLC ("WPP")

 WPP acquires stake in JumpTap, the mobile search and advertising company in
                                       US

WPP announces that WPP Digital has acquired 2.5% of the issued share capital of JumpTap, Inc. ("JumpTap"), a leading mobile search and advertising company.

Founded in 2004, JumpTap is based in Cambridge, Massachusetts with offices in London, Paris and Tel Aviv and employs 89 people. Clients include Alltel Wireless and Virgin Mobile USA. JumpTap's gross assets at the date of investment were US$3million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media. It follows recent investments by WPP Digital in Spot Runner (the first internet advertising agency), LiveWorld (creator of online customer communities), Visible Technologies (which helps brands manage their internet reputations) and Wild Tangent (an online game publisher with in-and around-game advertising capabilities).


Contact:
Feona McEwan, WPP                                    +44 (0)20 7408 2204
www.wpp.com
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